EXHIBIT (A)(17)










FOR IMMEDIATE RELEASE

CONTACTS:
         CSX Corporation                    Conrail Inc.
         Thomas E. Hoppin                   Craig R. MacQueen
         (804) 782-1450                     (215) 209-4594

         Kekst and Company                  Abernathy MacGregor Group
         Richard Wolff                      Joele Frank / Dan Katcher
         (212) 593-2655                     (212) 371-5999



       Richmond, VA and Philadelphia, PA (January 13, 1996) -- CSX Corporation [NYSE:CSX] and Conrail Inc. [NYSE:CRR] issued the following statement:

       "Today's announcement by Norfolk Southern changes nothing. The fact is the CSX-Conrail merger is the only transaction where Conrail shareholders can receive value for 100% of their shares. No transaction with Norfolk Southern can occur until January 1999, at the earliest.

       "Norfolk Southern has misrepresented the implications of the Surface Transportation Board's (STB) decision which refused to invalidate the two-year exclusivity provision. CSX and Conrail believe that the STB cannot require the consummation of a merger that has not been approved by the Conrail Board of Directors."

       CSX, headquartered in Richmond, VA, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. CSX's home page on the Internet can be reached at http://www.CSX.com.

       Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec. Conrail's home page on the Internet can be reached at http://www.CONRAIL.com.

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